

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach, Tikva 49131, Israel

   Re: **Teva Pharmaceutical Industries Limited**
      Form 20-F for the Fiscal Year Ended December 31, 2010
      File No. 0-16174

Dear Mr. Desheh:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Melissa N. Rocha
        Accounting Branch Chief